UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2022

Commission File Number	001-41356

Electra Battery Materials Corporation
(Translation of registrant’s name into English)

133 Richmond Street West, Suite 602 Toronto, Ontario, Canada M5H 2L3 (416) 900-3891
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INCORPORATION BY REFERENCE

Exhibit 99.2 to this Form 6-K of Electra Battery Materials Corporation (the “Company”) is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 (File No. 333-264982) of the Company, as amended or supplemented.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Press Release dated May 17, 2022

99.2	Equity Distribution Agreement, dated May 17, 2022, between Electra Battery Materials Corporation and CIBC World Markets Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Electra Battery Materials Corporation
(Registrant)

Date:	May 17, 2022	By:	/s/ Trent Mell
Name: Trent Mell
Title: Chief Executive Officer and Director

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